UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2012

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-91102, 333-114951, 333-129430, and 333-157326), on Form F-3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-169111), by the registrant and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-179261-01 and 333-179261, 333-168694-01 and 333-168694, 333-164149-01 and 333-164149, 333-161748-01 and 333-161748, 333-159101-01 and 333-159101, respectively) and by the registrant and John Hancock Life Insurance Company of New York on Form F-3 (Registration Nos. 333-159100-01 and 333-159100, respectively), as such prospectuses may be amended or supplemented from time to time.

Michael Bell, Chief Financial Officer, to Return to U.S.

On February 9, 2012, Manulife Financial Corporation announced that its Chief Financial Officer, Michael W. Bell, will be returning to Philadelphia. Mr. Bell has agreed to remain with Manulife to oversee the Company’s annual 2011 financial reports and to continue beyond that time to allow the company to hire a replacement CFO and to allow for an orderly transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By:	/s/ David Kerr
Name: Title:	David Kerr Assistant Vice President, Senior Counsel and Assistant Corporate Secretary

Date: February 10, 2012

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